April 21, 2021
VIA EDGAR
The United States Securities
    and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629
Re:	Nationwide VL Separate Account-G
Nationwide Life and Annuity Insurance Company
File No. 333-215169 (Nationwide Variable Universal Life Protector – Post-Effective Amendment No. 7)
Dear Ms. Marquigny:
We are filing this correspondence in relation to the above referenced Registration Statement on behalf of Nationwide Life and Annuity Insurance Company ("Nationwide") and its Nationwide VL Separate Account-G (the "Variable Account") which is registered as a unit investment trust under the Investment Company Act of 1940. This filing is being made electronically via EDGAR in accordance with Regulation S-T.
On February 22, 2021, Nationwide filed the above referenced Post-Effective Amendment to the Registration Statement. Nationwide received your oral comments to the Post-Effective Amendment in two parts on April 8, 2021 and April 12, 2021. The revisions specified in this correspondence filing are as a result of your oral comments.
In addition to your comments on the above referenced Post-Effective Amendment, on April 8, 2021, Nationwide also received your oral comments on Post-Effective Amendments to Nationwide Variable Universal Life Accumulator (File No. 333-215173) and Nationwide Marathon Variable Universal Life Ultra (File No. 333-223705). For shared comments herein that apply to the same or related disclosures across each of these three (3) registration statements, responses in this correspondence provide direction to those responses as provided for File No. 333-215173 and File No. 333-223705.
Page numbers referenced below refer to Post-Effective Amendment No. 7 for Nationwide Variable Universal Life Protector (File No. 333-215169).
General:
1)	For all three (3) registration statements, unless stated otherwise, comments apply to the same or related disclosures throughout each registration statement.
2)	Please reply via EDGAR at least five (5) days prior to the filing of your subsequent 485(b) filing.
3)	Please include proposed revisions in your response letter. If no changes are being made, please specify this in the response letter.
4)	If material information is missing or inaccurate in the above referenced Post-Effective Amendment, please submit completed pages with the correspondence letter.
Response. Nationwide acknowledges understanding of the general items above. Nationwide represents that it will file a subsequent Post-Effective Amendment prior to the effective date of the above referenced Post-Effective Amendment, incorporating any changes reflected herein.
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

Cover Page:
(5)	Delivery disclosure. If electronic notice and delivery will be the default delivery, please keep the required disclosure on the cover until January 1, 2022.
Response. Same response as for Comment #2 for File No. 333-215173 and File No. 333-223705.
(6)	Material features. In the response letter, please confirm that the prospectus covers all material features of the product, including all material state variations, and that the state variations are identified in the state variation appendix.
Response. Nationwide confirms that to the best of its belief the prospectus covers all material features of the product, including all material state variations. State variations, as applicable, are identified in Appendix B: State Variations.
Glossary (Pages 2-5):
(7)	CI Accelerated Death Benefit Payment. The glossary defines this in relation to the CI Unadjusted Payment, although the later term is not defined in the glossary. Please define "unadjusted", or define CI ADB Payment in connection with another term that is already defined:
Response. Nationwide has revised the defined term "CI Unadjusted Payment Amount" to be "CI Unadjusted Accelerated Death Benefit Payment Amount" (emphasis added). In addition, Nationwide has also revised any instances, as necessary, that referred to the prior term in the prospectus.
(8)	CI Eligible Specified Amount. Please supplementally explain to the Staff why this amount does not include "any portion of the Base Policy’s Specified Amount scheduled to terminate in twelve months or less".
Response. The identified language is a permissible exclusion from acceleration under state standards for accelerated death benefit features.
(9)	CI Unadjusted Payment Amount. The defined term does not include "Accelerated Death Benefit", but the last sentence in the definition refers to the "CI Unadjusted Accelerated Death Benefit Payment". Why does the definition include "Accelerated Death Benefit" but the defined term itself does not? What is the difference? Please explain.
Response. Please see response to Comment #7 above.
(10)	CRI Accelerated Death Benefit Payment, CRI Eligible Specified Amount, and CRI Unadjusted Payment Amount. Please apply the parallel of the prior comments (Comments #7, 8, and 9 above) for the CI defined terms to the CRI defined terms.
Response. Consistent with the comments above, the defined term "CRI Unadjusted Payment Amount" is revised to be "CRI Unadjusted Accelerated Death Benefit Payment Amount" (emphasis added). In addition, Nationwide has also revised any instances, as necessary, that referred to the prior term in the prospectus.
(11)	Death Benefit. Definition currently references adjustments from Long-Term Care Rider II, but does not address adjustments from the other Accelerated Death Benefits riders and/or the Overloan riders. Please revise or explain why these are not addressed.
Response. No change. The adjustments for these other riders are done in real-time, meaning, any adjustment has already occurred (e.g. when rider benefits are paid under an Accelerated Death Benefit) and is thus factored in prior to the death benefit becoming payable.
(12)	Total Specified Amount. The definition refers to "Rider Specified Amount", but this term is not defined/included in the glossary. Please add it.
Response. Nationwide has added the following defined term:
Rider Specified Amount – The portion of the Total Specified Amount attributable to the Children’s Term Insurance Rider, Long-Term Care Rider II, Long-Term Care Rider, Spouse Life Insurance Rider, Accidental Death Benefit Rider, or Additional Term Insurance Rider.
Key Information Table, or "KIT" (Pages 8-9):
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

(13)	Table Header / Format. The primary table headings are currently presented in white text with gray background. Please replace with black text or otherwise in a format that will make these headings easier to read.
Response. Nationwide has replaced these table headings in the KIT as well as the table headings in the Other Benefits Available Under the Policy table with black text.
(14)	Cross References. Please ensure the KIT in the Summary and Statutory Prospectus on the website appropriately link to the correct sections in the Statutory Prospectus that are cross referenced, and that these cross-referenced sections actually discuss the relevant provisions.
Response. Nationwide confirms that the electronic version of the Summary and Statutory Prospectus, per Instruction 1(b) to Item 2 of Form N-6, will contain cross references that link directly to the location in the Statutory Prospectus where the subject matter is discussed in greater detail.
(15)	Charges for Early Withdrawal. For surrender charge, please state the maximum surrender charge as a percentage of either the premiums paid or the amount surrendered (Item 2 Instruction 2(a)).
Response. Respectfully, Nationwide disagrees with this clarification. The Surrender Charge is specifically tied to the face amount of the policy, and is not necessarily directly based on premiums paid or the amount surrendered. In addition, as disclosed in the existing Surrender Charge provision in the KIT, the Surrender Charge could apply to events outside of a complete surrender (specifically, if the policy "Lapses, or there is a requested decrease of the Base Policy Specified Amount"). However, Nationwide has revised this provision to also specify this charge as a percentage as follows (emphasis added):
Surrender Charge – For up to 15 years from the Policy Date, or effective date of any Base Policy Specified Amount increase, a surrender charge is deducted if the policy is surrendered, Lapses, or there is a requested decrease of the Base Policy Specified Amount (see Surrender Charge). This charge will vary based upon the individual characteristics of the Insured. The maximum surrender charge is $45.29 per $1,000 of Specified Amount, or 4.529% of the Specified Amount. For example, for a policy with a $100,000 Base Policy Specified Amount, a complete surrender could result in a surrender charge of $4,529.
(16)	Transaction Charges. If Nationwide imposes charges at the time certain riders are invoked, these riders should be mentioned in the Transaction Charges section of the KIT. Also, if Nationwide reserves the right to impose charges for other actions (transfers, etc.), these charges should be mentioned here as well. Please revise accordingly, noting, the disclosure here only needs to state that charges are assessed upon exercising certain riders, but does not need to identify the actual charges.
Response. Nationwide has added the following new bullet to the Transaction Charges section of the KIT and expanded the cross reference in that section as follows (emphasis added):
•	Rider Charges – One time rider charges for certain benefits, deducted upon invoking the rider.
See Standard Policy Charges and Policy Riders and Rider Charges.
(17)	Ongoing Fees and Expenses. In this section, please include the parenthetical "(e.g. age, sex, rating classification)" etc., as applicable.
Response. Nationwide has revised as follows (emphasis added):
In addition to surrender charges and transaction charges, an investment in the policy is subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance under the policy and the cost of optional benefits available under the policy, and such fees and expenses are set based on characteristics of the Insured (e.g., age, sex, and rating classification) (see Standard Policy Charges and Policy Riders and Rider Charges). Please refer to the Policy Specification Pages of your policy for rates applicable to the policy.
(18)	Investment Options Minimum and Maximum. Please move the footnote to appear after the table and within this section, not at the end of the KIT.
Response. Nationwide has reformatted the chart so that footnote text appears immediately after the table and within this section (at the end of the Ongoing Fees and Expenses section).
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

(19)	Risks Associated with Investment Options. In the first column, please remove the parenthetical text entirely as this is not permitted by Form N-6.
Response. Nationwide has removed the parenthetical: "(the Subaccounts and the general account options)".
(20)	Policy Lapse. If correct, please include payment of insufficient premium in the description of the circumstances that may cause the policy to lapse.
Response. Nationwide has revised as follows (emphasis added):
The policy is at risk of Lapsing when the Cash Surrender Value is insufficient to cover the monthly policy charges, including Rider charges. Cash Surrender Value can be reduced by unfavorable Investment Experience, policy loans, partial surrenders and the deduction of policy charges. Payment of insufficient Premium may cause the policy to Lapse. There is no separate additional charge associated with reinstating a Lapsed policy. The Death Benefit will not be paid if the policy has Lapsed.
(21)	Restrictions / Investments. Please add a summary of any restrictions on the frequency, amount, or number of variable account option transfers that are permitted, including restrictions on short-term trading or access to value invested in the indexed interest options.
Response. Nationwide has added the following new bullets:
•	Nationwide may restrict the form in which Sub-Account transfer requests will be accepted (see Sub-Account Transfers).
•	Nationwide may limit the frequency and dollar amount of transfers involving the fixed interest options (see Transfers and Indexed Interest Options Transfers).
(22)	Restrictions / Optional Benefits. Please summarize the restrictions to the availability of policy loans.
Response. Nationwide has added the following new bullet:
•	Policy loans are not permitted while benefits are being paid under certain optional benefits.
(23)	Investment Professional Compensation. Per Form N-6, please state that "these financial professionals may have a financial incentive to offer…" per Instruction 6(a).
Response. Nationwide has revised the last sentence as follows (emphasis added):
This conflict of interest may influence a financial professional, as these financial professionals may have a financial incentive to offer or recommend this policy over another investment (see A Note on Charges).
Overview of the Policy (Pages 10-12):
(24)	Purpose. Per Item 3(a), please state for whom the contract may be appropriate, e.g. by discussing the typical investor’s time horizon, liquidity needs, financial goals.
Response. Nationwide has added the following new paragraph to Purpose:
Prospective purchasers should consult with a financial professional to determine whether this policy is appropriate for them, taking into consideration his/her particular needs, including investment objectives, risk tolerance, investment time horizon, marital status, tax situation, and other personal characteristics. Generally speaking, this policy is intended as a long-term investment, it is not a short-term investment and is not appropriate for an investor who needs ready access to cash, see Principal Risks.
(25)	Premiums. The third and fourth paragraphs appear duplicate, please remove one. In addition, please provide a cross reference that is consistent with others in the prospectus.
Response. The duplicative paragraph has been deleted. In addition, Nationwide has italicized the cross reference in that paragraph to "Risk of Allocating Cash Value to the General Account Options".
(26)	Premiums. With respect to the sentence "Additional information about the underlying mutual funds is available…", per Instruction to Item 3(b), please make this information more prominent (i.e. bold, all caps, etc.).
Response. For prominence, Nationwide has bolded the identified sentence as follows:
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

Additional information about the underlying mutual funds is available in Appendix A: Underlying Mutual Funds Available Under the Policy.
(27)	Policy Features / Transfer Requests. For consistency with the subsequent paragraph and policy prohibition on market timing, please add the word "generally" to the first sentence under the Transfer Requests heading ("Generally, policy owners may request…").
Response. Nationwide has incorporated this revision.
(28)	Policy Features / Right to Cancel. For "refund", please clarify this term refers to either the amount paid with the investor’s application or the total contract value.
Response. Nationwide respectfully declines to clarify this provision as indicated as this is already addressed in detail in the cross-referenced Right to Cancel (Examination Right) provision. However, to further understanding in the context of this Overview of the Policy provision, Nationwide has revised this statement as follows (emphasis added):
For a limited time, the policy owner may cancel the policy and Nationwide will refund the amount prescribed by state law, see Right to Cancel (Examination Right).
Fee Table (Pages 12-18):
(29)	Preamble. Please use bold font for the 1st paragraph, and delete the middle paragraph of the preamble, and conform the remaining language to the text provided in the form, or explain why Nationwide’s alternative text is necessary.
Response. Nationwide has bolded the first paragraph, deleted the second/middle paragraph of the preamble, and added "partial surrenders" to the third (now second) paragraph. As for conforming the remaining language in the preamble, Nationwide respectfully believes the current disclosure is substantially identical and presents comparable information to the text shown in Item 4 of Form N-6, with minor modifications (e.g., use of "you" vs. "policy owner"), thus fitting within the Instructions to the form.
(30)	Transaction Fees. Should present any charge that does not occur on a recurring basis, including any rider charge that fits these parameters. Please move the Overloan rider charge and other rider charges that fit this criteria to appear under Transaction Fees.
Response. Nationwide has moved the charge information for Overloan Lapse Protection Rider II, Overloan Lapse Protection Rider, Accelerated Death Benefit for Terminal Illness Rider, Accelerated Death Benefit for Chronic Illness Rider, and Accelerated Death Benefit for Critical Illness Rider from the Periodic Charges table to the Transaction Fees table.
(31)	Transaction Fees / Percent of Premium Charge. Amounts should be shown as a percentage of the premium paid not as a dollar value per $1,000 of premium.
Response. Nationwide has revised the maximum and current to state "Maximum: 10% of each Premium" and "Currently: 6% of each Premium".
(32)	Transaction Fees / Percent of Premium Charge. Footnote 1, is redundant together with Instruction 1(f) and the maximum guaranteed already identified. Please remove Footnote 1.
Response. Nationwide has removed Footnote 1 to the Precent of Premium Charge.
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

(33)	Periodic Charges. Item 4 requires all periodic charges to be in a single table. Accordingly, move the "Optional Benefit Charges (Rider Charges)" to Periodic Charges or Transaction Fees as appropriate. Also, the table header states "Amount Deducted from Cash Value" (see far right column) and the form requirement states "Amount Deducted". Please revise accordingly. Likewise, per Instruction 3 to Item 4, organize the "Base Contract Charges (Periodic Charges)" in accordance with the form. Please consider removing footnotes describing investor characteristics for maximums/minimums, as these are not required under the form. If maintained, consider stating as parallels across representative, minimum, and maximum. In addition, please consider rewriting the minimum footnotes to be stated more clearly.
Response. Nationwide has moved the charge information from the Optional Benefits Charges (Rider Charges) table to either Periodic Charges or Transaction Fees, as appropriate. In addition, Nationwide has removed "from Cash Value" from the column header under Periodic Charges. Respectfully, Nationwide believes the Base Contract Charges are organized in a manner of presentation appropriate for the circumstances while remaining consistent with the objectives of Form N-6. Lastly, with respect to the existing footnotes for maximums/minimums, Nationwide represents that it will continue to take this comment into consideration and further evaluate for overall enhancements to disclosure effectiveness.
(34)	Periodic Charges / Percent of Sub-Account Value Charge. Please consider removing "for all policy years" and the footnote as this is unnecessary based on the information already presented in the table. Also, please disclose this fee as an annualized percentage (not a dollar-based amount).
Response. Nationwide has deleted "for all policy years", but elected to maintain the existing footnote at this time for additional clarify. In addition, Nationwide has converted the maximum and current charges to a percentage, 0.042% and 0.00%, respectively.
(35)	Accelerated Death Benefit for Terminal Illness Rider Charge. Please use the same reference value to describe the maximum rider charge and the charge for the representative insured (per $1,000 "Unadjusted" vs. per $1,000 of Cash Value).
Response. Same response as for Comment #15 for File No. 333-215173 and File No. 333-223705.
(36)	Accelerated Death Benefit for Chronic Illness Rider Charge & Accelerated Death Benefit for Critical Illness Rider Charge. For both, there is a footnote that they are based on individual characteristics, but no disclosure of the individual characteristics. Disclose or remove the footnote symbol.
Response. Same response as for Comment #16 for File No. 333-215173 and File No. 333-223705.
(37)	Annual Underlying Mutual Fund Expenses Table. Please add the words "at the back of this document" to the last sentence of the table preamble. Also, please confirm that the minimum and maximum represented (i) do not include any fee waivers or reimbursements (that they are gross numbers), and in addition, (ii) that they do or do not include any platform charges.
Response. Nationwide has revised the last sentence as follows (emphasis added): "…may be found at the back of this document in Appendix A: Underlying Mutual Funds Available Under the Policy.". In addition, Nationwide confirms that this table represents gross numbers and that they do not include any platform charges for this product.
Principal Risks (Pages 18-21):
(38)	General. Generally, overall organization should be designed to present the greatest risks at the outset. Please consider whether the current order accomplishes this. Also, in the introductory paragraph, consider disclosing that the policy is not appropriate for certain investors considering certain characteristics of the policy, describing what and why.
Response. Nationwide has reorganized the Principal Risks in alignment with the order as stated in Form N-6 and to present what could be viewed as greater investor risks at the outset. Nationwide respectfully declines to expand the introductory paragraph as described, as this is not required under Item 5 of Form N-6.
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

(39)	Risk of Increase in Current Fees and Charges. In the second paragraph, if correct, also state that increased rider charges may require the policy owner to pay higher premiums to prevent lapse in certain situations.
Response. Nationwide has revised the 2nd paragraph as follows (emphasis added): "If a change in the charges or rates causes an increase to the policy and/or Rider charges, the policy’s Cash Value could decrease, potentially increasing the risk of policy Lapse.".
(40)	"Note: A customized projection of policy values…". Please limit this discussion to principal risks and as appropriate relocate this disclosure elsewhere.
Response. Nationwide believes the identified "Note" disclosure is important to understand as part of the summary of the principal risk of poor investment experience, particularly in furthering investor understanding of any policy illustrations provided. Therefore, Nationwide respectfully declines to relocate this disclosure.
(41)	Risk of Allocating Cash Value to the General Account Options. Please consider restating the first sentence of the second paragraph in more simplified terms (for example: "Policy owners assume the risk that they may lose money in an indexed interest option instead of earning any interest.").
Response. Nationwide respectfully declines to incorporate this revision.
(42)	Risk of Policy Lapse. The primary risk is stated in the last sentence; please consider instead leading with this sentence. Also, if correct, please consider disclosing the potential impact of lapse on a reinstated contract, and in general terms, any tax impact that lapse may have.
Response. Nationwide has made no change to the overall structure of this disclosure provision. As for the potential impacts of lapse on a reinstated contract, etc., Nationwide has incorporated a cross reference as follows (emphasis added) to direct investors to more detailed existing disclosures:
Whenever Cash Surrender Value is insufficient to cover the policy’s charges, the policy is at risk of Lapse; the policy could terminate without value and insurance coverage would cease, see Lapse.
(43)	Limitation of Access to Cash Value. In the second sentence, please expand this discussion to include the potential negative impact of surrenders/loans. Consider including relevant disclosures instead of cross referencing them.
Response. Nationwide has added the following sentence to this provision:
Partial surrenders will reduce the Base Policy Specified Amount as well as other policy benefits, and policy loans may increase the risk of Lapse.
(44)	General Account Options Transfer Restrictions and Limitations. Should be more encompassing than that in the Key Information Table. Please provide a more substantive discussion of the general account option transfer restrictions and limitations. Can later cross reference back to this provision (from the Indexed Interest Options Transfers section).
Response. Nationwide respectfully declines to provide more substantive disclosure here, in the Principal Risks section, as this would appear to run counter to the directive to "Summarize the principal risks…" per Item 5 of Form N-6.
(45)	Sub-Account Investment Risk. Need to affirmatively state that each underlying fund can lose money overall, may decrease in value over the short and long term, may fail to achieve its respective investment objectives, and may perform less well than other funds the contract owner could buy.
Response. Nationwide has added the following to the beginning of this provision:
The value of each Sub-Account will increase or decrease, depending on the Investment Experience of the corresponding mutual fund. A policy owner could lose some or all of their money.
Other Provisions:
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

(46)	Fixed Interest Options Transfers (Page 30-31). Please consider using a chart or other disclosure tool to layout the Fixed Account Restrictions. See General Instruction C(3)(c) to N-6.
Response. Nationwide respectfully declines to convert the identified disclosures to a chart or similar format. Nationwide believes the current bullet point format for these disclosures aligns with General Instruction C(3)(c) (Presentation of Information) to aid investor comprehension.
(47)	Contacting the Service Center (Page 32). Please remove "generally" in the fourth paragraph with respect to transaction request processing.
Response. Same response as for Comment #21 for File No. 333-215173 and File No. 333-223705.
(48)	Purchasing a Policy (Page 34). In the second paragraph, please state more clearly that generally non-medical underwriting is more disadvantageous to healthy insureds and explain why.
Response. Respectfully, Nationwide declines to expand the identified underwriting disclosure as specified at this time, as a general statement of this nature could potentially mislead investors. Ultimately, the outcome will depend on the individual characteristics of the Insured.
(49)	Right to Cancel (Examination Right) (Page 35). The last sentence of the second paragraph states "…Nationwide will treat the policy as if it was never issued.". Please revise and/or clarify what this means to an investor.
Response. Nationwide has revised this last sentence as follows (emphasis added): "If the policy is canceled during the right to cancel period, Nationwide will treat the policy as if it was never issued (i.e., Nationwide will cancel and void it)."
(50)	Premium Payments (Page 35). Please consider using a chart or similar presentation tool to make this information more easily understandable for an investor. Specifically with respect to the bullets, if a policy owner’s contribution will not be treated as an additional premium payment by default, e.g. a loan repayment, please clarify here and identify the steps for the contribution to be treated as an additional premium payment.
Response. Nationwide respectfully declines to convert the current bulleted disclosures into a chart format or similar. With respect to the bullets, per the Repayment provision of the Policy Loans section (Page 83), the default treatment is as a Premium payment ("Nationwide will treat any payments made as Premium payments, unless the policy owner specifies that the payment should be applied against the policy’s Indebtedness."). Therefore, no further clarifying revisions have been made.
(51)	Conditional Reduction of the Cost of Insurance Rate (Page 36). The fee disclosures, which start on Page 42, should appear prior to the fee reduction disclosure here. Alternatively, the Staff would expect the reduction disclosure to appear as part of the fee disclosures. See Instruction 2 to Item 7(a). When this information is relocated, encourage use of charts or other presentation format to make this easier to understand.
Response. As the reduction of the cost of insurance rate is specifically tied to premiums paid through the "accumulated premium test", Nationwide respectfully believes it is most appropriately located as currently positioned together with the premium provisions. However, to further investor understanding, Nationwide has incorporated a cross reference from the later Cost of Insurance Charge provision (on Page 45) back to this Conditional Reduction of the Cost of Insurance Rate provision.
(52)	Cash Value (Page 36). Bulleted disclosure under cash value header describes gross cash value, and the last sentence describes net cash value. Text uses cash value to describe both. For clarity, please use net when describing cash value adjusted for charges, indebtedness, subsequent transactions, etc., and gross cash value when referring to the unadjusted sum of those accounts.
Response. Same response as for Comment #23 for File No. 333-215173 and File No. 333-223705.
Other Benefits Available Under the Policy (Page 39-42):
(53)	Table Format.
- To avoid clutter and distraction, please consider deleting the bullet points in the "Is Benefit Standard or Optional" column.
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

- Per Instruction 1(a) to Item 11, please consider grouping the like riders together (Children’s Term Insurance, Spouse Life Insurance, and Additional Term Insurance, etc.)
- If applicable, also add line items for dollar cost averaging, asset rebalancing, and Automated Income Monitor services.
- Finally, please be consistent about the information presented for each benefit. For example, include cross references to each benefit, or if appropriate, delete the cross reference in the "Guaranteed Policy Continuation" column.
Response. Nationwide has deleted the bullet points in the Standard/Optional benefit column, and added line items to the table for the following standard features/services: Dollar Cost Averaging, Enhanced Dollar Cost Averaging, Asset Rebalancing, and Automated Income Monitor. At this time, Nationwide has not modified the grouping structure or order for the riders; however, we will continue to further evaluate this for future disclosure enhancement. In addition, Nationwide has elected to maintain the cross reference for Guaranteed Policy Continuation, as well as cross references for the newly added standard features/services identified above, as unlike the other riders/optional benefits, the more detailed disclosure provisions for these items do not immediately follow this Other Benefits Available Under the Policy table.
(54)	Overloan Riders. For both riders, please consider adding a bullet point to the brief description to clarify that variable fund options are not available under the contract after either rider is invoked.
Response. No change has been made. Nationwide respectfully believes the existing bullet "• Cash Value will be transferred to the Fixed Account and may not be transferred out" is sufficient notice for the brief description in this table.
(55)	LTC Riders. Where Item 11(b) narrative disclosure already discusses the optional benefits in detail, please make the bullets more succinct. For example, in the charts first LTC rider description (for LTC II), consider simplifying the first and last bullet points (e.g., "underwriting requirements for the rider may be stricter than otherwise for the policy, and the rider may not pay benefits for risks the insured had a responsibility and obligation to avoid").
Response. Nationwide has combined and simplified these two bullets by deleting the last bullet and clarifying the 1st bullet to read as follows (emphasis added):
•	Underwriting requirements for the Rider are separate and distinct from the policy, and the Rider does not provide benefits for certain conditions or events
(56)	Accelerated Death Benefit for Terminal Illness Rider. In the first bullet, please consider substituting the word "original" for the word "single" to avoid investor confusion about the relevance of the investor’s marital status.
Response. To avoid confusion in this context, Nationwide has simply deleted the word "single" from this bullet.
(57)	For All ADB Riders. Please indicate that the value of the benefit may depend on other benefits provided under the policy’s other ADB riders, as the other riders can impact the benefit they get.
Response. Nationwide has added the following new bullet for each of the Accelerated Death Benefit Riders (Terminal Illness, Chronic Illness, and Critical Illness):
•	The value of the benefit may be reduced by benefits paid under other Riders.
Standard Policy Charges (Pages 42-49):
(58)	Cost of Insurance Charge. Please include the current charge in the narrative. Currently, just the maximum charge is specified. In addition, move the related disclosure from Page 36 to here for the Conditional Reduction in COI.
Response. As described therein, the Cost of Insurance Charge will vary based on individual characteristics of the Insured; accordingly, a current charge cannot be expressed in the narrative. Please note, a representative Insured is included in the Fee Table. In relation to moving the Conditional Reduction of the Cost of Insurance Rate provision, please see response to Comment #51 above.
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

(59)	Flat Extras and Substandard Ratings. The disclosure states that the flat extra charge is a component of the total COI charge and that the flat extra will not "result in the Cost of Insurance Charge exceeding the maximum charge shown in Fee Table" (last sentence of the first paragraph). Please clarify if this means the insured’s total COI, including flat extras, will never exceed the maximum in the fee table, or, are these two distinct charges so that the maximum would be maximum COI plus maximum flat extra?
Response. For clarification, Nationwide has revised the last sentence as follows (emphasis added): "In no event will the Flat Extra Charge result in the Cost of Insurance Charge exceeding the maximum Cost of Insurance Charge shown in Fee Table."
(60)	Percent of Sub-Account Value Charge.
- For the 1st sentence of the 2nd paragraph, the maximum charge should be stated in terms consistent with the charge’s name (as a percent of sub-account value). Please disclose accordingly.
- The 1st sentence on the next page (Page 46) is unclear given the current is zero. Please revise that or explain.
Response. (i) Nationwide has the second paragraph as follows (emphasis added). (ii) Same response as for Comment #29 for File No. 333-215173 and File No. 333-223705.
The maximum guaranteed Percent of Sub-Account Value Charge is equal to an annualized rate of 0.50% of all Cash Value allocated among the policy’s Sub-Accounts for all policy years. The Percent of Sub-Account Value Charge that is currently assessed is 0.00%.
(61)	Per $1,000 of Specified Amount Charge. Please state the current charge rate in the narrative. Currently, only the maximum is described.
Response. The $1,000 of Specified Amount Charge will also vary based on individual characteristics of the Insured; accordingly, a current charge cannot be expressed in the narrative. Please note, a representative Insured is included in the Fee Table.
Policy Riders and Rider Charges (Pages 49-79):
(62)	Introductory Paragraphs (Page 49). For the 1st sentence of the 2nd paragraph, please consider cross referencing to Appendix B: State Variations. In addition, certain rider charges are transactional and assessed differently, please revise the introduction of that sentence as needed.
Response. Nationwide respectfully declines to incorporate an additional cross reference here. Nationwide has revised the 2nd paragraph as follows (emphasis added):
Some Rider charges are assessed starting on the Policy Date and each Policy Monthaversary by taking deductions from the Cash Value. If a Rider is elected after the Policy Date, Rider charges will begin to be deducted on the first Policy Monthaversary after Nationwide approves the request unless the policy owner requests and Nationwide approves a different date. Some Riders assess a one-time charge upon invoking the Rider.
(63)	Overloan II / Eligibility (Page 50). For the 3rd bullet, please clarify whether the 15 year threshold requirement means 15 consecutive years, or in the case of a reinstated policy, 15 total years in force. For the 4th bullet, if client requests a 7702 withdrawal, but fails to characterize the request as a partial surrender, how would it be characterized by default. If not partial surrender, then say this directly and affirmatively tell the contract owner they have a responsibility to maintain the policy for the benefit.
Response. Same response as for Comment #31 for File No. 333-215173 and File No. 333-223705.
(64)	Overloan II / Impact on Other Riders and the Policy (Page 50). In the last sentence, the term "additional policy charges" (on Page 50) is not clear. Does this refer solely to rider charges, or COI and specified amount charges also? Does the policy owner still get charged for the Additional Term Insurance Rider that could remain in force? Please consider modifying the language accordingly.
Response. Same response as for Comment #32 for File No. 333-215173 and File No. 333-223705.
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

(65)	Overloan II / Example (Page 51). In line 2 of the calculation, please show or explain where the 14.7% comes from. In line 4 of the calculation, please show how the non-loaned cash value is calculated (ie reduced cash value – indebtedness = non-loaned cash value). Please apply corresponding changes to the companion rider as well (changes to both Overloan II and Overloan).
Response. The 14.7% is the specified rate for that policy from the rate table. To clarify in the Overloan II example, Nationwide has added the following assumption: "Applicable age-based factor for determining rider charge: 14.7%". Nationwide also added a corresponding assumption in the Overloan example. In addition, Nationwide has also revised Line 4 of the Example calculation for both Overloan II and Overloan, respectively, as follows (emphasis added):
(4) The non-loaned Cash Value ($319,875 - $195,000 = $124,875) will be transferred to the Fixed Account where it will earn at least the minimum guaranteed fixed interest rate.
(4) The non-loaned Cash Value ($630,630 - $627,000 = $3,630) will be transferred to the Fixed Account where it will earn at least the minimum guaranteed fixed interest rate.
(66)	Overloan II / Overloan Lapse Protection Rider II Charge (Page 51). In the 3rd sentence, please revise so it explains the value to which that percentage applies. Percentage of what?
Response. No change has been made. Respectfully, Nationwide believe this calculation is sufficiently understandable from the current disclosure (emphasis added): "The charge is the product of the policy’s Cash Value and an age-based factor ranging from 0.15% to 18.50% as shown in the Policy Specification Pages.".
(67)	Overloan II / Change to Death Benefit Option 1. If correct, explain that the death benefit proceeds will be less under Death Benefit Option 1 than Death Benefit Option 2.
Response. Same response as for Comment #33 for File No. 333-215173 and File No. 333-223705.
(68)	Overloan / General. The two Overloan riders are substantially similar so that the reader cannot easily understand how they differ. Please consider providing clarifying disclosure, using chart comparison etc. wherever possible.
Response. Same response as for Comment #34 for File No. 333-215173 and File No. 333-223705.
(69)	Overloan / Example (Page 52-53). The intent is to provide the policy owner with a further relatable example including policy values. For examples that include complex assumptions and calculations, please include the example on one single page (do not break across pages). In addition, the two Overloan riders are substantially similar, it would be helpful to have comparable examples to compare the two riders against one another.
Response. (a) Nationwide appreciates this consideration for examples that break across pages; however, this example content is subject to various system/design constraints. Please note, Nationwide has implemented design changes so that the word "Example:" will not duplicate on the 2nd page, and Nationwide will continue to explore alternate design options to help further clarify where example content represents a continuation. (b) Further, respectfully, Nationwide believes that while the riders share some similarities, they do differ such that the distinct examples are appropriate. For example, Overloan II takes into account Indebtedness and LTC benefits paid, and is also available for both GPT and CVAT policies with differing trigger point percentages for CVAT (see Eligibility). Therefore, no additional changes have been made to the examples.
(70)	Children’s Term Insurance Rider (Page 53). In the example, please disclose the benefit amount that would be paid on the death of the 2nd child. Does the Rider Specified Amount apply to each/both children? If Nationwide says no to additional children, can a policy owner purchase another rider for the other children?
Response. Yes, the Rider Specified Amount applies to each/both children. Nationwide has added the following sentence to the end of the example: "Upon the death of the second Insured Child, an additional $15,000 would be paid to the named beneficiary.". Provided a child of the Insured meets the rider definition/criteria for an insured child, they can be added and covered under the rider.
(71)	LTC II / Example (Page 55). Please show the maximum monthly benefit calculation in the example (i.e., 400,000 x 3% = 12,000).
Response. Nationwide has revised the example as follows (emphasis added):
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

Assume the Long-Term Care Rider II Specified Amount is $400,000 and the elected percentage is 3%. If the invocation requirements below are satisfied and the 90-day elimination period has been satisfied, the Policy Owner can choose a monthly benefit up to 3% of the LTC Specified Amount ($400,000 x 3% = $12,000).
(72)	LTC II / Impact of Invoking (Page 55). It is not clear what restrictions apply during that elimination period when benefits are not being paid yet (uses language "while benefits are being paid"). Please clarify.
Response. Same response as for Comment #35 for File No. 333-215173 and File No. 333-223705.
(73)	LTC II / Impact of Invoking (Page 55). For the 5th bullet, with respect to the Accelerated Death Benefit for Chronic Illness Rider, if correct, please modify the last sentence of that bullet to clarify that upon termination of the ADB CI rider, Nationwide will not deduct the corresponding charge but will be deducting the newly approved LTC II rider charge instead.
Response. Same response as for Comment #36 for File No. 333-215173 and File No. 333-223705.
(74)	LTC II / Claims (Page 56). For the elimination period, consider changing the language to clarify that the benefit is not specifically a reimbursement of the claim they are submitting.
Response. Same response as for Comment #37 for File No. 333-215173 and File No. 333-223705.
(75)	LTC Examples (Pages 55 and 58). For both examples, please use the same LTC specified amount so that the impact of the rider differences are clearer.
Response. No change has been made. Nationwide recognizes this consideration; however, given that only one of the LTC riders will be available to a purchaser, the difference in the example assumptions is immaterial.
(76)	Spouse Life Insurance Rider (Page 59). Per Instruction to Item 11(c) of Form N-6, please provide an example of how the benefit operates. This comment applies to any rider for which there is not an example provided. In addition, you also need to add examples for the other ancillary benefits such as asset rebalancing, dollar cost averaging, Automated Income Monitor, and policy loans, and any other benefits that fit as well.
Response. Nationwide has added an example for the Spouse Life Insurance Rider, as well as examples for each of the features described in the Policy Owner Services section.
(77)	Accelerated Death Benefit for Terminal Illness Rider (Page 61). The 2nd paragraph from the bottom of the page has a capitalized term (Guaranteed Cash Surrender Value Interest Rate) that is not defined. Please define and clarify what it is and why it matters.
Response. Same response as for Comment #38 for File No. 333-215173 and File No. 333-223705.
(78)	Accelerated Death Benefit for Chronic Illness Rider (Page 64). To help the Staff understand this rider more thoroughly, please explain this bullet.
Response. Same response as for Comment #39 for File No. 333-215173 and File No. 333-223705.
(79)	Accelerated Death Benefit for Chronic Illness Rider / Benefit Payment Calculation (Page 64). This narrative is complex and difficult to understand. Please consider providing a more digestible and understandable example, perhaps more aligned to the ADB TI example calculation.
Response. Same response as for Comment #40 for File No. 333-215173 and File No. 333-223705.
(80)	Accelerated Death Benefit for Chronic Illness Rider / Impact of Invoking (Page 64). The disclosure under this heading isn’t presented in a manner that helps policy owners appreciate the relationship between the rider benefit payment and the policy’s ultimate death benefit value. Please describe these relationships so that the policy owner understands the utility of the rider, the primary choices to consider in deciding how to exercise rider benefits, and the general consequences those choices would have on your rider benefits and your remaining benefits. Convey the concepts in ordinary relatable terms to understand these concepts.
Response. Same response as for Comment #41 for File No. 333-215173 and File No. 333-223705.
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

(81)	Accelerated Death Benefit for Chronic Illness Rider / Impact of Invoking (Page 64). For the base policy specified amount reduction, please explain this in basic terms so an investor understands why this is being applied, and when would this reduction be less than the maximum reduction permitted? When does it operate as a benefit?
Response. Same response as for Comment #42 for File No. 333-215173 and File No. 333-223705.
(82)	Accelerated Death Benefit for Chronic Illness Rider / Impact of Invoking (Page 65). With respect to "A disclosure statement will be provided…", please explain the difference if any in invoking the ADB benefit and making a claim under the rider. In the response letter, please explain the notification process in greater detail, specifically, can a policy holder actually find out how the receipt of this ADB CI benefit payment is going to impact their base policy specified amount and other policy values before they take the benefit. If that information is not provided at that time, please consider including a cross reference to the claims/notification discussion on Page 66.
Response. Same response as for Comment #43 for File No. 333-215173 and File No. 333-223705.
(83)	Accelerated Death Benefit for Chronic Illness Rider / Impact of Partial Surrenders and Indebtedness (Page 65). States "If indebtedness is great enough…". If payment of the rider benefit could actually cause the policy to lapse, please state this really explicitly and really prominently. In addition, need corresponding disclosure where a policy owner could forfeit their contract as a direct result of invoking their benefit.
Response. Same response as for Comment #44 for File No. 333-215173 and File No. 333-223705.
(84)	Accelerated Death Benefit for Chronic Illness Rider / Impact of Invoking (Page 65). Please consider using a chart/graphic to understand the interaction, particularly as between the various ADB riders, as the order in which you exercise these ADB riders appears to make a difference in the ultimate benefits that may be available. Please use examples to ensure comprehension.
Response. Same response as for Comment #45 for File No. 333-215173 and File No. 333-223705.
(85)	Accelerated Death Benefit for Chronic Illness Rider / Example (Page 67). The example explains the calculation in detail, but does not explain how to get all the numbers that would be used in this calculation. Please clarify where each value can be found (i.e., PSP, most recent statement, etc.). If they need to ask for a number, instruction where they can make such request. Last, consider offering a simpler insured example in more basic terms for a representative insured.
Response. Same response as for Comment #46 for File No. 333-215173 and File No. 333-223705.
(86)	Accelerated Death Benefit for Critical Illness Rider / Eligibility (Page 68). We note that the description of the rider eligibility requirements directs the policy owner to the rider. Please confirm that all material eligibility requirements are disclosed in the prospectus.
Response. Same response as for Comment #48 for File No. 333-215173 and File No. 333-223705.
(87)	Accelerated Death Benefit for Critical Illness Rider / Impact of Invoking (Page 69). Please explain the impact in basic terms on the death benefit (i.e., sum of the ADB payment and remaining DB payment will be less…) to facilitate understanding of a decision to take the rider benefit vs. waiting for the ultimate death benefit. Consider including an example.
Response. Same response as for Comment #49 for File No. 333-215173 and File No. 333-223705.
(88)	Accelerated Death Benefit for Critical Illness Rider / Impact of Invoking (Page 69). For the paragraph above the (1) and (2), please provide a practical example explaining this reduction calculation and why it matters to the policy owner.
Response. Same response as for Comment #50 for File No. 333-215173 and File No. 333-223705.
(89)	Accelerated Death Benefit for Critical Illness Rider / Impact of Partial Surrenders and Indebtedness (Page 70). If correct, revise the disclosure to make clear how exercising the rider is affected when you have significant loan debt.
Response. Same response as for Comment #51 for File No. 333-215173 and File No. 333-223705.
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

(90)	Accelerated Death Benefit for Critical Illness Rider / Calculation of the Accelerate Death Benefit (Page 71). The calculation is difficult to understand and uses variables in a manner that appears unnecessarily complicated. Per instruction to Item 11(c), please revise to align to instruction which states "in a clear, concise, and understandable manner".
Response. Please see response to Comment #46 for File No. 333-215173 and File No. 333-223705, as also applicable here. Respectfully, Nationwide believes that the additional disclosure addressing the ability to request a personalized disclosure statement with a projection of impacts to policy values is more effective information than a simplified example here, particularly due to the multiple policy impacts.
(91)	Premium Waiver Rider (Page 72). With respect to the purchase window, if the rider can be purchased after the person’s period of disability begins, then state that explicitly, but clarify how that 6-month eligibility period gets counted. Does the 6-month period run from the date of disability or the date you purchase the rider? In particular, if correct, state that riders purchased after the onset of a disability could be less favorable as the condition of the insured is assessed when determining eligibility to purchase the rider.
Response. Nationwide has not made further revisions to the Premium Waiver Rider provision. Note, this rider is subject to underwriting. If the rider was not purchase until after disability begins, it is unlikely that the Insured would pass underwriting. The referenced six month period runs from the date of disability.
(92)	Additional Term Insurance Rider (Page 73). Please clarify whether the policy owner can designate a different beneficiary under the rider regardless of who the beneficiary is under the base policy. Can they be different?
Response. Yes, the policy owner has flexibility is naming a beneficiary or beneficiaries to the policy. As this ability to structure beneficiaries is already clarified in the Beneficiaries provision (see Page 33), Nationwide has not incorporated further revision at this time.
(93)	Additional Term Insurance Rider / Example (Page 74). Please consider offering additional/multiple examples to help show how policy loans would impact the benefit, and then separately how payment of LTC benefits but no indebtedness would impact it.
Response. Respectfully, Nationwide declines to offer multiple additional examples for each scenario.
(94)	Additional Term Insurance Rider / Per $1,000 Additional Term Insurance Rider Specified Amount Charge (Page 75). For the 2nd and 3rd paragraphs (on Page 75), consider please merging those two paragraphs so that you can eliminate some of the repetition in the detail, and more clearly describe for the reader. Need to more clearly describe in practical terms how the differing rider and base policy COI charges apply so that they can figure out whether to purchase the rider, and if purchased, how best to allocate their coverage under the rider and base policy.
Response. No change has been made. The rider charges and base policy charges are separate charges, and Nationwide respectfully declines to expand this rider disclosure at this time. Nationwide will continue to take this into consideration and further evaluate for overall enhancements to disclosure effectiveness.
(95)	Waiver of Monthly Deductions Rider (Page 75). Looking for a concise description of how termination of the benefit impacts policy owner’s obligations under the contract. If you terminate the rider, what then happens? Do you immediately start owing monthly deductions as before?
Response. Nationwide believes this is sufficiently disclosed in the Benefit Duration provision.
(96)	Waiver of Monthly Deductions Rider / Example (Page 76). The current example does not give enough context to understand how the rider works in sufficient detail. Please revise the example to provide a practical effect of the benefit of the rider overall.
Response. Respectfully, Nationwide believes the current example meets the form requirements, specifically the Instruction to Item 11(c) of Form N-6. No additional revisions have been made.
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

(97)	Extended No-Lapse Guarantee Rider (Page 77). For the statement "The no-lapse guarantee interest and policy and Rider charge factors are described in the Rider and Policy Specifications Pages", please state the actual factors here, not by cross reference.
Response. As stated in the paragraph immediately prior "The no-lapse guarantee value factors vary by the amount of premium received in a Policy Year, the applicable Account, the length of time since the Policy Date, the Insured’s Issue Age, sex rate class, rate type, rate class multiple, any monthly flat extra rating…" Accordingly, Nationwide is unable to state these factors here, as they will differ for each policy. Note, the factors are not deducted from the policy, but rather are used to determine the amount of premium to be paid to continue to keep the policy in force.
Policy Owner Services (Pages 79-82):
(98)	General. For every service or benefit described in this section, need an example per the instruction to Item 11(c). In addition, need to ensure the descriptions here satisfy the requirements for Items 11(b) and 11(c).
Response. Nationwide has added examples for each feature under Policy Owner Services.
Policy Loans (Pages 82-83):
(99)	Collateral and the Policy Loan Account. In particular, Item 13(d) of Form N-6 requires the prospectus to disclose that "amounts borrowed under a contract do not participate in a registrant’s investment experience". Please include that language.
Response. Same response as for Comment #59 for File No. 333-215173 and File No. 333-223705.
Other Provisions (Pages 83-100):
(100)	Calculation of the Death Benefit (Page 87). In the 1st sentence at the top of the page, consider whether this statement actually applies if there is outstanding debt on the policy, or if you’ve already paid benefits under one of the ADB riders. If appropriate, please revise this statement, or explain in your response letter how the death benefit would be equal to that amount when these two circumstances exist.
Response. No change. It is true that the Death Benefit will never be less than the Base Policy Specified Amount, because the Death Benefit is the gross amount before any deductions. The definition of Death Benefit specifically states "before the deduction of any Indebtedness", and in addition, as indicated in response to Comment #11 the other Accelerated Death Benefits adjust the Specified Amount in real-time when rider benefits are paid.
(101)	Minimum Long Term Care Rider II Death Benefit Proceeds (Page 89). Please explain the practical effect of each of these two bullet points. In what general context and circumstances would there be no death benefit paid under the 1st bullet? Please re-write the 2nd bullet in plain English.
Response. Same response as for Comment #61 for File No. 333-215173 and File No. 333-223705.
(102)	Policy Settlement Options / Joint and Survivor Life Option (Page 90). In the last sentence, if correct, clearly state that a potential consequence of each life settlement option is that the payee could receive far less than the policy death benefit if the payee dies before collecting at least as much as the death benefit would have been.
Response. Same response as for Comment #62 for File No. 333-215173 and File No. 333-223705.
(103)	Additional Medicare Tax (Page 94). The first paragraph refers to the threshold for 2020. Please update this for 2021.
Response. Nationwide confirms this tax disclosure is being updated for May 1 to reflect current information.
(104)	Financial Statements (Page 100). In the last sentence, please also explain that the SAI is available electronically on the registrant’s web page.
Response. Nationwide has revised the last sentence as follows (emphasis added):
A current Statement of Additional Information may be obtained, without charge, by contacting the Service Center, or can be found online at https://vpx.broadridge.com/GetContract1.asp?clientid=nwvpx&fundid=63866K528.
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

Appendix A: Underlying Mutual Funds Available Under the Policy (Pages 101-110):
(105)	Fund Appendix / Designations (Page 109). The form does not request or permit this extra designation. Please correct/remove them. These could be identified and spelled out (not acronym format) under "Type".
Response. Nationwide has removed the designations.
(106)	Fund Appendix / NVIT Government Money Market Fund (Page 106). Per Instruction 1(f) to Item 18, if correct, add a footnote that allocations to this fund may be subject to certain restrictions if they have a particular death benefit or rider.
Response. No limitations exist that are not already contained in the fund appendix.
(107)	Fund Appendix / Optional Benefits Investment Availability/Restrictions (Page 109). The prospectus appears to identify several riders that may offer restrictions of available funds. Please expand this disclosure as necessary. Please also consider disclosing via chart, not bulleted list.
Response. No restrictions or limitations exist that are not already included in the fund appendix. As there is only a single optional benefit with specified restrictions at this time, Nationwide prefers to maintain the current bulleted list format.
Appendix C: Indexed Interest Strategies (Pages 112-119):
(108)	Examples (Page 119). These examples appear to have multiple errors and need corrections. Please present the Index Performance Rate as two separate equations or put everything in front of the minus sign in brackets.
Response. Same response as for Comment #63 for File No. 333-215173 and File No. 333-223705.
Form of Initial Summary Prospectus (Note: Page numbers below reference the numbered page of the ISP):
(109)	General. Please carryover comments from the Statutory with parallel changes in the Summary as appropriate.
Response. Nationwide will make the same changes to the ISP that it made to the statutory prospectus, as appropriate.
(110)	Cover Page / Free Look Legend. The free look language must be presented in a manner reasonably designed to draw attention to it. Please make it bold or otherwise prominent.
Response. Nationwide has bolded the free look legend paragraph on the cover page of the ISP.
(111)	Cover Page / Website Links. Rule 498A requires the cover to provide a website address specific enough to provide direct link to where the document is available. In your response, please confirm this requirement will be satisfied.
Response. The website that Nationwide references in its ISP will be specific, as required by Rule 498A.
(112)	Cover Page / Delivery Disclosure. 498A(b)(2)(v)(F) – Please ensure these disclosures are included.
Response. Please see response to Comment #5 above.
(113)	Key Information Table (Pages 6-7).
- All same comments from Statutory apply to Summary.
- For the Ongoing Fees and Expenses row, please remove the parenthetical "(periodic charges)".
- In addition, for the Ongoing Fees and Expenses, in your response letter please confirm that the numbers only reflect funds currently offered.
Response. Revisions specified herein have been carried over from the Statutory to the Summary, as applicable. Respectfully, Nationwide will maintain the parenthetical "(periodic charges)" in the Summary, as this is consistent with the Statutory, and more appropriately and accurately aligns to the charges described (they are not all "annual" charges, as specified in the Form N-6 parenthetical). Lastly, Nationwide confirms that the Investment Option minimum/maximum reflected in the Ongoing Fees and Expenses provision only reflect funds currently offered.
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

(114)	Other Benefits Available Under the Policy (Page 11-13). For this Other Benefits table, please confirm the table includes only benefits currently offered under the policy and does not include any benefits no longer available.
Response. Nationwide confirms that the Other Benefits Available Under the Policy table in the ISP includes only benefits currently offered under the policy, and does not include any benefits no longer available to new purchasers.
Please contact me direct at (614) 249-8061 if you have any questions regarding this filing.
Very truly yours,
Nationwide Life and Annuity Insurance Company
/s/ M. Andrew Kress
M. Andrew Kress
Counsel
cc:	Ms. Rebecca Marquigny
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies